Exhibit 99.1

Black Titan Corporation Announces Receipt of Nasdaq Non-Compliance Notice

NEW YORK CITY, NY – September 4, 2026 –Black Titan Corporation (Nasdaq: BTTC) (“Black Titan” or the “Company”) today announced that on September 2, 2026, it received a written notification (the “Nasdaq Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from July 22, 2026 through September 1, 2026, the Company no longer meets the minimum bid price requirement of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2).

The Nasdaq Notice has no immediate effect on the listing or trading of the Company’s ordinary shares on The Nasdaq Capital Market, and the Company’s ordinary shares will continue to trade under the symbol “BTTC,” subject to the Company’s compliance with the other continued listing requirements of Nasdaq.

In accordance with Nasdaq Listing Rule 5810(c)(3), the Company has been provided a compliance period of 180 calendar days, or until March 1, 2027, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days during the 180-day compliance period. In the event the Company does not regain compliance by March 1, 2027, the Company may be eligible for an additional 180 calendar day compliance period, subject to its satisfaction of certain conditions.

The Company is working diligently to evaluate its available options to regain compliance with the minimum bid price requirement within the allotted compliance period. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement during the initial compliance period, secure a second compliance period, or maintain compliance with the other continued listing requirements of Nasdaq.

About Black Titan Corporation

Black Titan Corporation (NASDAQ: BTTC), through its subsidiary TalenTec Sdn Bhd, is a provider of human capital management (“HCM”) and enterprise resource planning (“ËRP”) solutions across Southeast Asia, distributing and supporting enterprise HCM and ERP and financial software platforms alongside related consulting, implementation, training, and continuing support services. The Company serves clients across financial institutions, manufacturing, utilities, higher education, and other sectors, and is expanding its regional presence to support growing demand for HCM and ERP solutions.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the Company’s ability to regain compliance with Nasdaq’s minimum bid price requirement, the Company’s eligibility for any additional compliance period, the Company’s evaluation and implementation of available options to regain compliance, including a potential reverse stock split, and the Company’s ability to maintain compliance with Nasdaq’s other continued listing requirements.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, the possibility that the Company may not regain or maintain compliance with Nasdaq’s continued listing requirements within the applicable compliance period; that Nasdaq may not grant the Company an additional compliance period or may determine to delist the Company’s ordinary shares; that the Company may be unable to obtain any approvals required for, or successfully implement, a reverse stock split; that a reverse stock split, if implemented, may not result in a sustained increase in the market price of the Company’s ordinary shares; and the potential adverse effects of a delisting or reverse stock split on the liquidity, trading price and marketability of the Company’s ordinary shares. Additional risks include market volatility, regulatory developments, dilution from future financings and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this press release, except as required by applicable law.

Media & Investor Contact

Brynner Chiam

Co-Chief Executive Officer

contact-us@blacktitancorp.com

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